

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 24, 2012

Via Email
Claude Pupkin
Chief Executive Officer
550 Broad Street
Newark, NJ 07102

> **Re:** **Genie Energy Ltd**
> **Schedule TO-T/A filed August 21, 2012**
> **SEC File No. 5-86466**

Dear Mr. Pupkin:

We have reviewed the filing listed above and have the following additional comments:

1. Refer to our prior comment letter dated August 21, 2012. Based on our discussions by phone today, I understand you will be addressing the issues raised in that letter via a separate amendment, which we will consider at that time.

2. Refer to comments 16 and 22 in our letter dated August 10, 2012 and your responses. In your response letter, explain the basis for your belief that the offer will not result in eligibility for delisting of the Class B Common. In this regard, your response seems to acknowledge that the offer could under certain circumstances result in deregistration eligibility, but states that you have "not conducted any detailed analysis of what combination of factors and circumstances would need to occur." If this is the case, why do you believe it to be "very unlikely"?

3. Based on discussions with your counsel today, I have been advised that you will disseminate amended offer materials at a later time based on previous comments and contemplated changes to the terms of the offer. Please allow adequate time for shareholder review after dissemination. Please confirm in your response letter.

Please respond to the above comments promptly in a letter tagged as correspondence and filed via EDGAR. If you have questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions

cc: Dov T. Schwell, Esq. (via email)